SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-14483
_____________________________________

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant’s name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELEMIG CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Announcement by Vivo Participações S.A. regarding the placement into its free float of shares resulting from the appraisal rights exercised by its shareholders in connection with the corporate restructuring approved at the Extraordinary General Shareholders’ Meeting on July 27, 2009

Item 1

VIVO ANNOUNCES THE PLACEMENT INTO ITS FREE FLOAT OF SHARES RESULTING FROM THE APPRAISAL RIGHTS EXERCISED BY ITS SHAREHOLDERS IN CONNECTION WITH THE CORPORATE RESTRUCTURING APPROVED AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ON JULY 27, 2009

São Paulo, Brazil - October 14, 2009 - Vivo Participações S.A. (“Vivo Part”)   (BOVESPA: VIVO3 (common), VIVO4 (preferred); NYSE: VIV), announces that, on October 13, 2009, the company placed 374 common shares and 741 preferred shares into its free float as a result of the exercise of withdrawal rights by Vivo Part shareholders in connection with the corporate restructuring approved at the extraordinary general shareholders’ meeting on July 27, 2009, at price per share of R$ 48.56, representing a net amount of R$ 54,142.29.

The placement of the shares into its free float was approved in the Board of Directors’ meeting held on October 08, 2009.

Cristiane Barretto Sales

Investor Relations Officer

Vivo Participações S.A.

www.vivo.com.br/ir

For more information, contact:
Carlos Raimar Schoeninger
Investor Relations Department and M&A
Tel.:  +55 11 5105-1172
Email:  ir@vivo.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Date:	October 14, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer